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Exhibit 99.7

CONSOLIDATED FINANCIAL STATEMENTS
AND NOTES
For the Year Ended December 31, 2007

Report of Management

The Board of Directors is responsible for the Consolidated Financial Statements but has delegated responsibility for their preparation to management.

Management has prepared the Consolidated Financial Statements in accordance with accounting principles generally accepted in Canada (with a reconciliation to accounting principles generally accepted in the United States). If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects. Management has also prepared the financial information presented elsewhere in the Annual Financial Report and ensured that it is consistent with information in the Consolidated Financial Statements.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting.

The Audit Committee is appointed by the Board of Directors and is composed entirely of unrelated, independent directors. The Audit Committee meets regularly with management, and with the internal and external auditors, to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the Consolidated Financial Statements and the external auditors' report. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.

Ernst & Young LLP, the external auditors, have audited the Consolidated Financial Statements in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Ernst & Young LLP have full and free access to the Audit Committee.

Management Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934.

Management has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment as of December 31, 2007, the end of the Company's fiscal year, management concludes that the Company's internal control over financial reporting is effective.

Management reviewed the results of management's assessment with the Audit Committee of the Company's Board of Directors. The Company's independent registered public accounting firm, Ernst & Young LLP, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States) which is an exhibit to the Company's Annual Report on Form 40-F.

/s/ JOHN A. MANZONI	/s/ PHILIP D. DOLAN
John A. Manzoni President and Chief Executive Officer	Philip D. Dolan Vice-President, Finance and Chief Financial Officer

March 7, 2008

Talisman Energy 2007 Annual Financial Report 1

Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of Talisman Energy Inc.

We have audited Talisman Energy Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Talisman Energy Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Talisman Energy Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Talisman Energy Inc. as at December 31, 2007 and 2006 and the Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders' Equity, and Cash Flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 27, 2008, expressed an unqualified opinion thereon.

/s/  ERNST & YOUNG LLP

Ernst & Young LLP
Chartered Accountants

February 27, 2008
Calgary, Canada

2 Talisman Energy 2007 Annual Financial Report

Independent Auditors' Report on Financial Statements

To the Shareholders of Talisman Energy Inc.

We have audited the Consolidated Balance Sheets of Talisman Energy Inc. (the "Company") as at December 31, 2007 and 2006 and the Consolidated Statements of Income, Changes to Shareholders' Equity, Comprehensive Income and Cash Flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, in 2007 the Company changed its method of accounting for financial instruments, comprehensive income and hedges, and its method of accounting for uncertainty in income taxes and adopted the recommendations requiring additional capital disclosures. Also, as discussed in Note 21 to the consolidated financial statements, in 2006 the Company changed its method of accounting for defined benefit pension and other post-retirement plans.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 27, 2008, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Ernst & Young LLP
Chartered Accountants

February 27, 2008
Calgary, Canada

Talisman Energy 2007 Annual Financial Report 3

Consolidated Balance Sheets

December 31 (millions of C$)	2007	2006

		(restated – notes 2 and 3)
Assets

Current

Cash and cash equivalents	536	103

Accounts receivable (note 12)	1,159	1,068

Inventories (note 5)	109	186

Prepaid expenses	12	25

Assets of discontinued operations (note 3)	59	918

	1,875	2,300

Other assets (note 6)	387	354

Goodwill (note 4)	1,418	1,522

Property, plant and equipment (note 7)	17,763	17,278

Assets of discontinued operations (note 3)	–	27

	19,568	19,181

Total assets	21,443	21,481

Liabilities

Current

Bank indebtedness	15	39

Accounts payable and accrued liabilities (notes 8, 10, 11 and 12)	1,907	2,449

Income and other taxes payable	388	412

Liabilities of discontinued operations (note 3)	19	282

	2,329	3,182

Deferred credits	21	59

Asset retirement obligations (note 8)	1,981	1,848

Other long-term obligations (note 10)	140	155

Long-term debt (note 9)	4,862	4,560

Future income taxes (note 16)	4,147	4,361

Liabilities of discontinued operations (note 3)	–	9

	11,151	10,992

Contingencies and commitments (notes 12 and 13)

Shareholders' equity

Common shares (note 11)	2,437	2,533

Contributed surplus	64	67

Retained earnings	5,651	4,585

Accumulated other comprehensive income (loss) (notes 2 and 12)	(189)	122

	7,963	7,307

Total liabilities and shareholders' equity	21,443	21,481

See accompanying notes.

On behalf of the Board

/s/ DOUGLAS D. BALDWIN	/s/ ROBERT G. WELTY
Douglas D. Baldwin	Robert G. Welty
Chairman of the Board	Director

4 Talisman Energy 2007 Annual Financial Report

Consolidated Statements of Income

Years ended December 31 (millions of C$)	2007	2006	2005

		(restated – note 3)	(restated – note 3)
Revenue

Gross sales	9,265	8,991	8,418

Hedging gain (loss)	104	66	(77)

Gross sales, net of hedging	9,369	9,057	8,341

Less royalties	1,598	1,522	1,423

Net sales	7,771	7,535	6,918

Other (note 14)	148	111	110

Total revenue	7,919	7,646	7,028

Expenses

Operating	1,895	1,550	1,261

Transportation	210	207	185

General and administrative	223	233	201

Depreciation, depletion and amortization	2,316	1,926	1,595

Dry hole	684	296	241

Exploration	318	318	275

Interest on long-term debt	205	166	163

Stock-based compensation (note 11)	(15)	51	633

Loss on held-for-trading financial instruments (note 12)	25	–	–

Other, net (note 15)	41	(29)	39

Total expenses	5,902	4,718	4,593

Income from continuing operations before taxes	2,017	2,928	2,435

Taxes (note 16)

Current income tax	782	770	960

Future income tax (recovery)	(67)	498	71

Petroleum revenue tax	256	290	184

	971	1,558	1,215

Net income from continuing operations	1,046	1,370	1,220

Net income from discontinued operations (note 3)	1,032	635	341

Net income	2,078	2,005	1,561

Per common share (C$)

Net income from continuing operations	1.01	1.25	1.11

Diluted net income from continuing operations	0.99	1.22	1.08

Net income from discontinued operations	1.00	0.59	0.30

Diluted net income from discontinued operations	0.98	0.57	0.30

Net income	2.01	1.84	1.41

Diluted net income	1.97	1.79	1.38

Average number of common shares outstanding – basic (millions)	1,032	1,092	1,104

Average number of common shares outstanding – diluted (millions)	1,056	1,122	1,131

See accompanying notes.

Talisman Energy 2007 Annual Financial Report 5

Consolidated Statements of Comprehensive Income

Years ended December 31 (millions of C$)	2007	2006	2005

Net income	2,078	2,005	1,561

Foreign currency - translation of self-sustaining foreign operations[1]	947	179	40

Foreign currency - translation into reporting currency	(1,242)	208	(229)

Mark-to-market gains and (losses) on derivatives designated as cash flow hedges

Unrealized losses arising during the year[2]	(15)	–	–

Realized gains recognized in net income[3]	(83)	–	–

Other comprehensive income (loss)	(393)	387	(189)

Comprehensive income	1,685	2,392	1,372

1
Includes net investment hedging loss of $168 million (2006 – loss of $50 million, 2005 – loss of $35 million).
2
Net of tax of ($17) million.
3
Net of tax of $31 million.

See accompanying notes.

Consolidated Statements of Changes in Shareholders' Equity

December 31 (millions of C$)	2007	2006	2005

Common shares

Balance, beginning of year	2,533	2,609	2,666

Issued on exercise of stock options	14	8	8

Purchased during the year	(110)	(84)	(65)

Balance, end of year	2,437	2,533	2,609

Contributed surplus

Balance, beginning of year	67	69	71

Purchase of common shares	(3)	(2)	(2)

Balance, end of year	64	67	69

Retained earnings

Balance, beginning of year	4,585	3,316	2,170

Transitional adjustment on adoption of new accounting policies (note 2)	7	–	–

Net income	2,078	2,005	1,561

Common share dividends	(180)	(163)	(125)

Purchase of common shares	(839)	(573)	(290)

Balance, end of year	5,651	4,585	3,316

Accumulated other comprehensive income (loss)

Balance, beginning of year	122	(265)	(76)

Transitional adjustment on adoption of new accounting policies (note 2)	82	–	–

Other comprehensive income (loss)	(393)	387	(189)

Balance, end of year	(189)	122	(265)

See accompanying notes.

6 Talisman Energy 2007 Annual Financial Report

Consolidated Statements of Cash Flows

Years ended December 31 (millions of C$)	2007	2006	2005

		(restated – note 3)	(restated – note 3)
Operating

Net income from continuing operations	1,046	1,370	1,220

Items not involving cash (note 17)	2,861	2,557	2,481

Exploration	318	318	275

	4,225	4,245	3,976

Changes in non-cash working capital (note 17)	(257)	(374)	199

Cash provided by continuing operations	3,968	3,871	4,175

Cash provided by discontinued operations	102	503	696

Cash provided by operating activities	4,070	4,374	4,871

Investing

Corporate acquisitions, net of cash acquired (note 4)	(209)	(66)	(2,549)

Capital expenditures

Exploration, development and other	(4,430)	(4,482)	(3,068)

Property acquisitions (note 4)	(54)	(201)	(260)

Proceeds of resource property dispositions	41	112	17

Proceeds from investment disposition	243	–	–

Changes in non-cash working capital	(206)	246	139

Discontinued operations, net of capital expenditures	1,376	621	(423)

Cash used in investing activities	(3,239)	(3,770)	(6,144)

Financing

Long-term debt repaid	(2,051)	(4,570)	(1,294)

Long-term debt issued	2,837	4,786	3,129

Common shares purchased, net	(946)	(656)	(352)

Common share dividends	(180)	(163)	(125)

Deferred credits and other	(42)	(77)	(9)

Changes in non-cash working capital	13	–	(3)

Cash provided by (used in) financing activities	(369)	(680)	1,346

Effect of translation on foreign currency cash and cash equivalents	(5)	10	19

Net increase (decrease) in cash and cash equivalents	457	(66)	92

Cash and cash equivalents net of bank indebtedness, beginning of year	64	130	38

Cash and cash equivalents net of bank indebtedness, end of year	521	64	130

Cash and cash equivalents	536	103	145

Bank indebtedness	15	39	15

	521	64	130

See accompanying notes.

Talisman Energy 2007 Annual Financial Report 7

Notes to the Consolidated Financial Statements

(tabular amounts in millions of C$, except as noted)

1.  Significant Accounting Policies

The Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or "the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States (US) is contained in note 21 to these Consolidated Financial Statements.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids.

a)  Consolidation

The Consolidated Financial Statements include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

b)  Inventories

Product inventories are valued at the lower of average cost and market value. Materials and supplies are valued at the lower of average cost and net realizable value.

c)  Property, Plant and Equipment

The successful efforts method is used to account for oil and gas exploration and development costs. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and or related project. All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense when incurred. Producing properties and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its fair value. Fair value is calculated as the present value of estimated expected future cash flows from proved, probable and, as appropriate, possible reserves.

d)  Depreciation, Depletion and Amortization (DD&A)

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels (bbls) on an energy equivalent basis at a ratio of six thousand cubic feet (mcf) of natural gas for one barrel (bbl) of oil.

Successful exploratory wells and development costs are depleted over proved developed reserves. However, to the extent significant development costs are incurred in connection with proved undeveloped reserves, such costs are excluded from depletion until the reserves are developed. Acquired resource properties with proved reserves, including offshore platform costs, are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized. At the date of acquisition, an evaluation period is determined after which any remaining probable reserves costs associated with producing fields are transferred to depletable costs; costs not associated with producing fields are amortized over a period not exceeding the remaining lease term.

Costs associated with significant development projects are not depleted until commercial production commences. Unproved land acquisition costs that are individually immaterial are amortized on a straight-line basis over the average lease term until properties are determined to be productive or impaired. Gas plants, net of estimated salvage values, are depreciated on a straight-line basis over their estimated remaining useful lives, not to exceed the estimated remaining productive lives of related fields. Pipelines and corporate assets are depreciated using the straight-line method at annual rates of 4% and 5% to 33%, respectively. Gas plants and pipelines in the UK and Scandinavia are depreciated using the unit of production method based on the related fields.

e)  Asset Retirement Obligations (ARO)

The fair value of the statutory, contractual or legal liability associated with the retirement and reclamation of tangible long-lived assets is recorded when incurred, with a corresponding increase to the carrying amount of the related assets. The increase to capitalized costs is amortized to net income on a basis consistent with DD&A of the underlying assets. Subsequent changes in the estimated fair value of the ARO are capitalized and amortized over the remaining useful life of the underlying asset.

The ARO liabilities are carried on the Consolidated Balance Sheets at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in DD&A. Actual expenditures incurred are charged against the accumulated obligation.

8 Talisman Energy 2007 Annual Financial Report

f)  Capitalized Interest

Interest costs associated with major development projects are capitalized until the necessary facilities are completed and ready for use. These costs are subsequently amortized to income with the related assets.

g)  Royalties

Certain of the Company's foreign operations are conducted jointly with the respective national oil companies. These operations are reflected in the Consolidated Financial Statements based on Talisman's working interest in such activities. All other government takes, other than income taxes, are considered to be royalty interests. Royalties on production from these joint foreign operations represent the entitlement of the respective governments to a portion of Talisman's share of crude oil, liquids and natural gas production and are recorded using rates in effect under the terms of contracts at the time of production.

h)  Petroleum Revenue Tax

UK Petroleum Revenue Tax (PRT) is accounted for using the life-of-field method, whereby total future PRT is estimated using current reserves and anticipated costs and prices and charged to income based on net operating income as a proportion of estimated future net operating income. Changes in the estimated total future PRT are accounted for prospectively.

i)  Foreign Currency Translation

The Company's functional currency is the US$. The Company's financial results have been reported in C$ as explained below.

The Company's self-sustaining operations, which include the Canadian, the UK and Norway operations, are translated into US$ using the current rate method, whereby assets and liabilities are translated at year-end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses on translation to US$ relating to self-sustaining operations are deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income.

The remaining foreign operations are not considered self-sustaining and are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates in effect on the dates the assets were acquired or liabilities were assumed. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

The Company's financial results have been reported in C$, with amounts translated to C$ as follows: assets and liabilities at the rate of exchange in effect at the applicable balance sheet date and revenues and expenses at the average exchange rates for the periods. The Company's share capital accounts, including its common shares and contributed surplus, are translated at rates in effect at the time of issuance. Unrealized gains and losses resulting from the translation to C$ are included in accumulated other comprehensive income.

j)  Employee Benefits

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. There is uncertainty relating to the assumptions used to calculate the net benefit plan expense and accrued benefit obligation, which are long term, consistent with the nature of employee future benefits.

The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the cumulative unamortized net actuarial gain or loss greater than 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service life of active employees. The unamortized transitional assets and obligations and past service costs are being amortized over the average remaining service period of active employees expected to receive benefits under the benefit plans.

k)  Financial Instruments

Non-hedge financial instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial instruments are measured at fair value on initial recognition. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items, in which case they are expensed as incurred. Measurement in subsequent periods depends on the classification of the financial instrument.

Financial assets and liabilities held-for-trading are subsequently measured at fair value with changes in fair value recognized in net income. Financial assets available-for-sale are subsequently measured at fair value with changes in fair value recognized in other comprehensive income, net of tax.

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are, as appropriate, subsequently measured at amortized cost using the effective interest rate method.

Talisman Energy 2007 Annual Financial Report 9

Cash equivalents are classified as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and certain other assets that are financial instruments are classified as loans and receivables. Accounts payable and accrued liabilities, other long-term obligations and current and long-term debt are classified as other financial liabilities.

Financial instruments that are derivative contracts are considered held-for-trading unless they are designated as a hedge. The financial derivative contracts outstanding at December 31, 2007 are disclosed in note 12 to the Consolidated Financial Statements.

Hedges

In conducting its business, the Company may use derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Company may designate financial instruments as a hedging instrument for accounting purposes.

Hedge accounting requires the designation of a hedging relationship, including a hedged and a hedging item, identification of the risk exposure being hedged and reasonable assurance that the hedging relationship will be effective throughout its term. In addition, in the case of anticipated transactions, it must also be probable that the transaction designated as being hedged will occur. The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivative financial instruments that have been designated as hedges are highly effective in offsetting changes in fair value or cash flows of the hedged items.

If the derivative financial instrument that has been designated as a hedge is terminated or is no longer designated as part of the hedging relationship, the gain or loss on the hedge at that date is deferred in other comprehensive income and recognized in net income concurrently with the anticipated transaction. If it is probable that the anticipated transaction will not occur substantially as and when identified at the inception of the hedging relationship, the gain or loss on the hedge at that date is recognized in net income immediately.

Cash flow hedges – the effective portion of changes in the fair value of financial instruments designated as cash flow hedges is recognized in other comprehensive income, net of tax, with any ineffective portion being recognized immediately in net income. Gains and losses are recovered from other comprehensive income and recognized in net income in the same period as the hedged item is realized.

Fair value hedges – both the financial instrument designated as the hedging item, and the portion of the underlying hedged asset or liability attributable to the hedged risk are measured at fair value. Changes in the fair value of the financial instrument designated as the hedging item and changes in the fair value of the hedged item attributable to the hedged risk are reflected in net income immediately.

Net investment hedges – foreign exchange gains and losses on debt designated as a net investment hedge are recognized in other comprehensive income. These gains and losses are recovered from other comprehensive income and recognized in net income if the net investment is reduced below the value of such debt.

The Company enters into physical commodity contracts in the normal course of business including contracts with fixed terms. The natural gas sales contract outstanding at December 31, 2007 is disclosed in note 13 to the Consolidated Financial Statements. The Company's production is expected to be sufficient to deliver all required volumes under this contract. No amounts are recognized in the Consolidated Financial Statements related to this contract until such time as the associated volumes are delivered.

l)  Comprehensive Income and Equity

The Consolidated Statements of Comprehensive Income reflect net income and the changes in accumulated other comprehensive income in the period. Changes in accumulated other comprehensive income are comprised of changes in the fair value of financial instruments designated as cash flow or net investment hedges, to the extent they are effective, gains and losses recovered from other comprehensive income and recognized in net income, and foreign currency translation gains or losses arising from the translation of the Company's self-sustaining foreign operations.

The Company's operations in Canada, the UK and Norway are self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in C$, UK£ and NOK, respectively and translated to the Company's functional currency of US$ using the current rate method. The translation of self-sustaining foreign operations into the Company's functional currency is recorded in other comprehensive income. The effect of translating the Consolidated Financial Statements from the Company's functional currency of US$ into its presentation currency of C$ is included in a separate component of shareholders' equity described as cumulative foreign currency translation.

m)  Income Taxes

Talisman uses the liability method to account for income taxes. Under the liability method, future income taxes are based on the differences between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted.

Certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income taxes are to be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income tax expense at the statutory tax rate in effect at the time of production.

10 Talisman Energy 2007 Annual Financial Report

See note 2(d) for disclosure concerning the impact of adopting the recognition and measurement principles of Financial Accounting Standards Board (FASB) Interpretation 48 Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48).

n)  Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and liquids are recognized when title passes from the Company to the customer. For the Company's international operations, generally, customers take title when the crude oil is loaded onto a tanker. The Company employs the entitlement method in accounting for crude oil sales and records a receivable from a joint interest participant if a participant sells more than its proportionate share of crude oil production. Crude oil and natural gas produced and sold, below or above the Company's working interest share in the related resource properties, results in production underliftings, or overliftings. Underliftings are recorded as inventory at the cost to produce and transport the product to storage tanks and overliftings are recorded in accounts payable and accrued liabilities. Underliftings are reversed from inventory when the crude oil is lifted and sold, with the sales proceeds recorded as revenue and the cost of the inventory expensed. Overliftings are reversed from accounts payable and accrued liabilities and recorded as revenue when sufficient volumes are produced to make up the overlifted volume. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income in accounts payable and accrued liabilities and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and not netted off against revenue.

o)  Stock-Based Compensation

Talisman has stock option plans, a cash unit plan, a deferred share units plan and a restricted share units plan for employees and directors, which are described in note 11. As all plans may be settled for cash at the option of the holder, plans are classified as liability instruments and measured at their intrinsic value, less any unvested portion. Unvested options accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company's common shares and the exercise price of the options or units. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery), except for the changes related to deferred share units and restricted share units which are included in general and administrative expenses.

p)  Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations, and is allocated to reporting units. Goodwill is not amortized but is subject to annual impairment reviews, or more frequently as economic events dictate, based on the fair value of the reporting units. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, then a second test is performed to determine the amount of the goodwill impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit's individual assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

q)  Net Income and Diluted Net Income Per Share

Net income per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share is calculated giving effect to the potential dilution that could occur if stock options were exercised in exchange for common shares.

The Company uses the treasury stock method to determine the dilutive impact of options. This method assumes that any proceeds from the exercise of options would be used to purchase common shares at the average market price during the year.

r)  Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

s)  Measurement Uncertainty

To facilitate the timely preparation of the Consolidated Financial Statements, management has made estimates and assumptions regarding certain assets and liabilities and contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts.

Purchase price allocations, DD&A and amounts used for impairment calculations are based on estimates of oil and natural gas reserves and commodity prices and capital costs required to develop those reserves. By their nature, estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the Consolidated Financial Statements of future periods could be material.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas assets balance.

Talisman Energy 2007 Annual Financial Report 11

The values of pension assets and obligations and the amount of the net benefit plan expense charged to income depend on certain actuarial and economic assumptions which, by their nature, are subject to significant measurement uncertainty.

The measurement of income tax expense, in particular UK PRT, and the related provisions on the Consolidated Balance Sheets, is subject to uncertainty associated with future recoverability of oil and natural gas reserves, commodity prices, the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.

The fair values of financial instruments are estimated based upon market or third party information. These estimates are subject to change with fluctuations in commodity prices, interest rates and foreign currency exchange rates.

t)  Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in the current year.

During the year, the Company reclassified inventories that are expected to be capitalized when consumed, from inventories to other assets, with comparative balances reclassified accordingly. The impact on the December 31, 2006 Consolidated Balance Sheet is an increase of $182 million in other assets and a decrease of $182 million in inventories.

2.  Changes in Accounting Policies

a)  Comprehensive Income, Equity, Recognition and Measurement of Financial Instruments, Hedges

Effective January 1, 2007, Talisman adopted the new Canadian Institute of Chartered Accountants (CICA) accounting standards related to Comprehensive Income (section 1530), Equity (section 3251), Financial Instruments – Recognition and Measurement (section 3855), Financial Instruments – Disclosure and Presentation (section 3861), and Hedges (section 3865).

Under these standards, the Company must classify all financial instruments into one of the following categories: loans and receivables, assets held-to-maturity, assets available-for-sale, other financial liabilities and held-for-trading (assets and liabilities). Financial instruments reclassified to held-for-trading or available-for-sale items are re-measured at fair value on adoption of this standard. On adoption, gains or losses on re-measurement of held-for-trading items are recognized as an adjustment to opening retained earnings, while gains or losses on re-measurement of available-for-sale items are recognized as an adjustment to opening accumulated other comprehensive income.

On adoption, Talisman did not have any held-for-trading or available-for-sale financial instruments. On January 1, 2007, all of Talisman's derivative contracts were designated as hedges.

Financial instruments that are classified as held-for-trading or available-for-sale are re-measured each reporting period at fair value, with the resulting gain or loss recognized immediately in net income and other comprehensive income, respectively. All other financial instruments are accounted for at amortized cost with foreign exchange gains and losses recognized immediately in net income. The recognition, de-recognition and measurement policies followed in financial statements for periods prior to the effective date of this standard are not reversed and, therefore, those financial statements are not restated.

Gains and losses on financial instruments that continue to be part of cash flow or net investment hedges are recognized in other comprehensive income until realized, at which time they are recovered from other comprehensive income and realized in net income. Any ineffective portion of cash flow hedges is recognized in net income immediately. Net gains/losses on fair value hedges are recognized immediately in net income. Accounting for hedging relationships in financial statements for prior fiscal years is not retroactively changed.

Section 3855 requires that an asset or liability be recognized for certain embedded derivatives by separating them from their host contracts and measuring them at fair value. Talisman has elected the beginning of its fiscal year-end December 31, 2003 as the effective date for embedded derivatives. Consequently, only embedded derivatives in contracts entered into or acquired or substantially modified on or after January 1, 2003 are subject to the measurement provisions of these standards.

Section 3251 requires separate presentation of the components of equity, including retained earnings, accumulated other comprehensive income, contributed surplus, share capital and reserves and the changes therein.

As required, these standards were adopted prospectively without restatement of prior periods, except to reclassify the foreign currency translation of self-sustaining operations, net of net investment hedges, to US$. Pursuant to an Emerging Issues Committee abstract amendment issued in December 2007, foreign currency translation relating to the translation from US$ into C$ which had previously been included in a separate component of shareholders' equity described as the cumulative foreign currency translation account was reclassified to accumulated other comprehensive income.

12 Talisman Energy 2007 Annual Financial Report

The adjustment required to the January 1, 2007 Consolidated Balance Sheets to implement the change in accounting standards was as follows:

Impact increase/(decrease)	January 1, 2007

To recognize mark-to-market gains and losses on cash flow hedges

Accounts receivable	122

Accounts payable and accrued liabilities	11

Other long-term obligations	(12)

Future income tax liabilities	34

Retained earnings	7

Accumulated other comprehensive income	82

To include unamortized transaction costs as a reduction of long-term debt

Long-term debt	(41)

Other assets	(41)

To revalue hedged debt as part of fair value hedges

Long-term debt	(14)

Other long-term obligations	14

b)  Capital Disclosures

Effective October 1, 2007, Talisman adopted the recommendations of the CICA relating to Capital Disclosures (section 1535). Talisman's objectives when managing capital are:

  •
  to maintain balance sheet strength, ensuring Talisman's strategic objectives are met, while retaining an appropriate amount of leverage;

  •
  to provide an appropriate return to shareholders relative to the risk of Talisman's underlying assets; and

  •
  to maintain a credit rating that Talisman considers appropriate for its circumstances.

Talisman manages its capital structure within guidelines approved by the Board of Directors. Talisman makes adjustments to its capital structure based on changes in economic conditions and the Company's planned requirements. Talisman has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce equity (through a normal course issuer bid) or debt, controlling the amount it returns to shareholders, and making adjustments to its capital expenditures program.

Consistent with its capital structure guidelines, Talisman monitors capital using the debt-to-debt plus equity ratio and the debt-to-cash flow ratio. The first ratio is calculated using gross debt divided by gross debt plus total equity. Talisman generally maintains this ratio between 35% to 45%. The second ratio is calculated using debt as defined above divided by cash flow for the year. Talisman generally maintains this ratio under 2:1.

The ratios at December 31, 2007 and 2006 are as follows:

Debt-to-debt plus equity at December 31	2007	2006

Gross debt (note 9)	4,897	4,560

Total equity	7,963	7,307

Debt-to-debt plus equity	38%	38%

Debt-to-cash flow at December 31	2007	2006

Gross debt (note 9)	4,897	4,560

Cash flow	4,327	4,748

Debt-to-cash flow	1.13:1	0.96:1

The calculation of cash flow is as follows:

	2007	2006

Cash provided by operating activities	4,070	4,374

Changes in non-cash working capital	257	374

Cash flow	4,327	4,748

Talisman's debt-to-debt plus equity ratio was approximately 38% at both December 31, 2007 and at December 31, 2006. An increase in gross debt of approximately $340 million was offset by an increase in total equity of approximately $660 million. Talisman's debt-to-cash flow was 1.13 at December 31, 2007, and 0.96 at December 31, 2006. The increase was due mostly to a decrease in cash flow, while gross debt increased during

Talisman Energy 2007 Annual Financial Report 13

2007. In January 2008, Talisman reduced its debt levels by applying proceeds received from its sale of the Brae non-operated assets. Talisman's debt ratios remain well within the Company's stated guidelines.

c)  Accounting Changes

Effective January 1, 2007, Talisman adopted the new CICA recommendations relating to Accounting Changes (section 1506). These require that voluntary changes in accounting policy may be made only if they result in more reliable and relevant information. Voluntary accounting policy changes and correction of prior period errors must be applied retrospectively, with a provision to apply accounting policy changes prospectively if it is impractical to determine prior period amounts. Changes in accounting estimates are applied prospectively. The adoption of these recommendations had no impact on Talisman, except for requiring disclosure of accounting recommendations issued by the CICA that have not yet been adopted because they are not effective until a future date.

d)  Income Taxes

Effective January 1, 2007, Talisman adopted the recognition and measurement principles of FIN 48 for purposes of accounting for its uncertain tax positions. FIN 48 requires an enterprise to recognize in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. On adopting FIN 48, the cumulative effect of the change in accounting principle was not material.

e)  Inventories

The CICA has issued recommendations relating to the accounting for inventories (section 3031) which will become effective for Talisman's first quarter 2008 reporting. The new standard provides guidance on the determination of cost and subsequent recognition as an expense, including any writedown to net realizable value. The adoption of these recommendations is not expected to have a material impact on Talisman.

f)  Financial Instruments Disclosure and Presentation

The CICA has issued recommendations relating to disclosure (section 3862) and presentation (section 3863) of financial instruments, which will be effective for Talisman's first quarter 2008 reporting. The recommendations of section 3862 will result in incremental disclosures explaining the risks associated with financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages these risks.

g)  Goodwill and Intangible Assets

The CICA has issued recommendations relating to the recognition, measurement and disclosure of goodwill and intangible assets (section 3064) which will be effective for Talisman's 2009 reporting. Talisman is currently assessing the impact of implementing these recommendations.

h)  International Financial Reporting Standards (IFRS)

The Accounting Standards Board confirmed recently that public companies will be required to report under IFRS effective January 1, 2011. Talisman is currently assessing the impact of adopting IFRS, including an examination of recognition, measurement and disclosure differences.

3.  Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative periods for both the UK and North America segments have been restated.

14 Talisman Energy 2007 Annual Financial Report

Net income from discontinued operations reported on the Consolidated Statements of Income comprises the following:

	For the 12 months ended December 31
	North America			UK			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Revenue

Gross sales	178	471	596	378[1]	632[1]	596[1]	556	1,103	1,192

Royalties	41	107	127	38	42	45	79	149	172

Revenues, net of royalties	137	364	469	340	590	551	477	954	1,020

Expenses

Operating, marketing and general	25	88	90	147	146	129	172	234	219

Interest[2]	–	7	1	–	11	2	–	18	3

Depreciation, depletion and amortization	24	98	131	8	102	117	32	200	248

Income from discontinued operations before income taxes	88	171	247	185	332	302	273	503	549

Taxes	25	50	85	100	174	123	125	224	208

Net gain on disposition, net of tax[3]	581	147	–	303	209	–	884	356	–

Net income from discontinued operations	644	268	162	388	367	179	1,032	635	341

1
Includes $66 million, $63 million and $55 million for 2007, 2006 and 2005, respectively of other revenue related to pipeline and custom treating tariffs (see note 14).
2
Interest has been allocated to discontinued operations calculated on the portion of the Acquisition Credit Facility that was required to be repaid with proceeds from property dispositions.
3
The 2007 gain on disposition in the UK includes $335 million related to a gain on disposal, offset by a $32 million writedown of assets held for sale to their net realizable value.

The assets and liabilities of discontinued operations presented on the Consolidated Balance Sheets comprise the following:

	As at December 31, 2007			As at December 31, 2006
	North America	UK	Total	North America	UK	Total

Assets

Current assets	–	16	16	29	77	106

Property, plant and equipment, net	–	20	20	535	240	775

Future income tax asset	–	23	23	–	–	–

Goodwill	–	–	–	35	29	64

Total assets[1]	–	59	59	599	346	945

Liabilities

Current liabilities	–	19	19	7	76	83

Asset retirement obligations	–	–	–	18	78	96

Other long-term obligations	–	–	–	3	–	3

Future income tax liability	–	–	–	–	109	109

Total liabilities[1]	–	19	19	28	263	291

1
In 2006, assets of $27 million and liabilities of $9 million have been classified as long-term since the sale of the properties related to these assets and liabilities is expected to close in 2008.

North America

During 2007, Talisman sold oil and gas producing assets in Western Canada. These sales closed for proceeds of $746 million, resulting in a gain of $304 million, net of tax of $79 million.

Talisman Energy 2007 Annual Financial Report 15

During 2007, Talisman sold its 1.25% indirect interest in Syncrude Canada. The sale closed for proceeds of $472 million, consisting of cash of $229 million, net of adjustments and 8.2 million units of Canadian Oil Sands Trust, for a gain of $277 million, net of tax of $33 million. The Canadian Oil Sands Trust units were sold during the third quarter of 2007 for approximately $262 million, crystallizing a gain of $19 million.

During 2006, Talisman sold certain non-core oil and gas producing assets in Western Canada for proceeds of $361 million, resulting in a gain of $147 million, net of tax of $61 million.

UK

During 2006, Talisman entered into an agreement to dispose of certain UK non-core oil and gas properties, with an effective date of January 1, 2007. This sale closed on December 31, 2007 for total proceeds of $510 million (including a $55 million deposit received in the fourth quarter of 2006), resulting in a gain of $335 million, net of tax of $64 million.

During 2007, Talisman entered into an agreement to sell additional assets in the UK for approximately UK£10 million, resulting in an after tax writedown of these assets of $32 million to their net realizable value. The sale is expected to close in the first half of 2008, with an effective date of January 1, 2008.

During 2006, Talisman sold certain non-core oil and gas producing assets in the UK. These sales closed for proceeds of $392 million, resulting in a gain of $209 million, net of tax of nil.

4.  Acquisitions

Corporate Acquisitions

Tangguh LNG Project

On December 31, 2007, Talisman acquired 100% of the shares of a company having a 3.06% participating interest in the Tangguh LNG Project, located in Indonesia. The shares and certain obligations were acquired for a total cost of $280 million comprising $213 million in cash and the assumption of $67 million of long-term debt.

The acquisition has been accounted for using the purchase method and the assets and liabilities attributable to Talisman's participating interest in the Tangguh LNG Project have been included in the Consolidated Financial Statements from December 31, 2007. The accounting for this transaction is subject to final adjustments.

Fair value of net assets acquired	Southeast Asia

Property, plant and equipment	410

Net non-cash working capital	3

Asset retirement obligations	(2)

Future income tax	(131)

280

Paladin Resources plc

In November 2005, Talisman acquired control (73%) of Paladin Resources plc (Paladin), an oil and gas exploration and development company. An additional 25% of the shares were acquired prior to year-end, resulting in a 98% ownership interest in Paladin at December 31, 2005. The 98% of Paladin was acquired for $2,560 million in cash and $74 million in long-term debt, net of cash acquired ($11 million). The acquisition was accounted for using the purchase method and the Paladin results have been included in the Consolidated Financial Statements of the Company from the date of acquisition. The remaining 2% of Paladin was acquired in January 2006.

Fair value of net assets acquired	UK	Scandinavia	Southeast Asia	Other	Total

Property, plant and equipment	1,956	1,000	324	14	3,294

Net non-cash working capital	(9)	–	–	–	(9)

Goodwill	417	474	26	4	921

Fair value of derivatives	(147)	–	–	–	(147)

Future income tax	(622)	(516)	(48)	(5)	(1,191)

Asset retirement obligations	(89)	(66)	(13)	–	(168)

Non-controlling interest	(66)	–	–	–	(66)

	1,440	892	289	13	2,634

Property Acquisitions

During 2007, Talisman completed a number of minor oil and gas property acquisitions for a total cost of $40 million, comprising cash of $54 million, working capital assumed of $(17) million and properties exchanged of $3 million. Two transactions accounted for the majority of the acquisitions.

16 Talisman Energy 2007 Annual Financial Report

During 2006, Talisman completed a number of minor oil and gas property acquisitions for a total cost of $204 million. These acquisitions included oil and gas properties in North America, $17 million; the UK, $184 million; and Scandinavia, $3 million. The fair value of the net assets acquired has been assigned to property, plant and equipment, $510 million; ARO, $278 million; and future income tax, $28 million. Three transactions having a total cost of $181 million accounted for the majority of the acquisitions.

Fair value of net assets acquired	UK

Property, plant and equipment	487

Asset retirement obligations	(278)

Future income tax	(28)

181

During 2005, Talisman completed a number of oil and gas property acquisitions for a total cost of $536 million, comprised of $544 million in cash, working capital assumed of $(12) million and $4 million of properties exchanged. Four transactions accounted for the majority of the acquisitions and were acquired for a total cost of $515 million. These acquisitions included oil and gas properties in North America, the UK and Scandinavia.

Fair value of net assets acquired	North America	UK	Scandinavia	Total

Property, plant and equipment	218	131	355	704

Goodwill	–	–	177	177

Asset retirement obligations	–	(7)	(74)	(81)

Future income tax	(70)	(33)	(182)	(285)

	148	91	276	515

Goodwill Continuity

	2007	2006

Opening balance at January 1	1,522	1,413

Foreign currency translation	(104)	109

Closing balance at December 31[1]	1,418	1,522

1
$nil (December 31, 2006 – $64 million; January 1, 2006 – $91 million) has been reclassified to assets of discontinued operations.

Goodwill has no tax basis.

5.  Inventories

December 31	2007	2006

Materials and supplies	37	45

Product	72	141

	109	186

6.  Other Assets

December 31	2007	2006

Accrued pension asset (note 19)	42	50

Long-term capital inventory	216	182

Fair value of derivative contracts (note 12)	40	–

Investments	33	39

Future tax assets (note 16)	33	20

Prepaid financing costs	–	41

Other	23	22

	387	354

Talisman Energy 2007 Annual Financial Report 17

7.  Property, Plant and Equipment

	Accumulated
Years ended December 31	Cost	DD&A	Net book value

2007

Oil and gas assets[1]	24,231	6,563	17,668

Corporate assets	390	295	95

	24,621	6,858	17,763

2006

Oil and gas assets[1]	22,358	5,182	17,176

Corporate assets	364	262	102

	22,722	5,444	17,278

1
Net book value of $20 million (2006 – $775 million) has been reclassified to assets of discontinued operations.

During the year ended December 31, 2007, interest costs of $83 million (2006 – $72 million; 2005 – $19 million) were capitalized.

Included in property, plant and equipment are the following costs that were not subject to DD&A as at December 31:

Non-depleted capital	2007	2006

Acquired unproved reserve costs associated with producing fields[1]

North America	–	10

UK	717	591

Scandinavia	180	241

Southeast Asia	7	63

Acquired unproved reserve costs not associated with producing fields[1]

UK	136	564

Scandinavia	2	29

Southeast Asia	156	–

Other	20	9

Exploration costs[2]	812	769

Development Projects[3]

North America	–	44

UK	263	1,481

Scandinavia	469	371

Southeast Asia	726	612

Other	88	116

	3,576	4,900

1
Acquisition costs of unproved reserves are not depleted while under active evaluation for commercial reserves.
2
Exploration costs consist of drilling in progress and wells awaiting determination of proved reserves and are not depleted pending approval of development plans or commencement of production.
3
Development projects are not depleted pending initial production.

Continuity of exploration costs	December 31, 2006	Reclassified to depletable and development projects	Expensed to dry hole	Spent during the year	December 31, 2007

North America	503	(163)	(234)	386	492

UK	135	(7)	(91)	102	139

Scandinavia	36	(11)	(24)	15	16

Southeast Asia	33	(31)	–	121	123

Other	62	(12)	(10)	2	42

	769	(224)	(359)	626	812

18 Talisman Energy 2007 Annual Financial Report

Costs relating to wells drilled prior to 2007 continue to be capitalized, since management's ongoing assessment includes further development activity planned for 2008. The number of wells drilled prior to 2007 and related costs are as follows:

	Years	Number of wells	Cost

North America	2003 – 6	33	121

UK	2005 – 6	3	31

Other	2004 – 6	15	40

		51	192

8.  Asset Retirement Obligations (ARO)

At December 31, 2007, the estimated total undiscounted ARO associated with oil and gas properties and facilities were $4.5 billion (2006 – $4.6 billion). The majority of the payments to settle these ARO will occur over a period of 35 years and will be funded from general company resources as they arise. The ARO have been discounted using a weighted average credit adjusted risk free rate of 5.95%. Total accretion for the year ended December 31, 2007 of $100 million (2006 – $74 million; 2005 – $70 million) has been included in DD&A expense in the Consolidated Statements of Income.

A reconciliation of the Company's discounted ARO is as follows:

	2007	2006

ARO liability at January 1	1,879	1,234

Liabilities incurred during the year	89	324

Liabilities settled during the year[3]	(46)	(51)

Accretion expense	100	74

Revisions in estimated cash flows	207	171

Foreign currency translation	(204)	127

ARO liability at December 31[1,2]	2,025	1,879

1
$nil (December 31, 2006 – $96 million; January 1, 2006 – $114 million) has been reclassified to liabilities of discontinued operations.
2
Included in December 31, 2007 and December 31, 2006 liabilities are $44 million and $31 million, respectively, of short-term reclamation costs recorded in accounts payable and accrued liabilities on the balance sheet for a net long-term ARO liability of $1,981 million and $1,848 million, respectively.
3
$31 million of the asset retirement expenditures in 2007 were to settle liabilities that were recorded in accounts payable and accrued liabilities at December 31, 2006.

9.  Long-Term Debt

December 31	2007	2006

Bank credit facilities

5.21% Bank credit facilities[1,2]	1,806	494

Tangguh project financing	67	–

Debentures and notes (unsecured)[3]

6.89% notes (US$30 million), Series B, due 2010[4]	30	47

5.80% medium term notes, due 2007	–	385

7.125% debentures (US$175 million), due 2007	–	204

6.68% notes (US$100 million), due 2008[2]	99	117

8.06% medium term notes, due 2009	174	174

4.44% medium term notes (C$350 million), due 2011[5]	350	354

5.125% notes (US$375 million), due 2015[6]	377	437

6.625% notes (UK£250 million), due 2017	490	570

7.25% debentures (US$300 million), due 2027	296	350

5.75% notes (US$125 million), due 2035	124	146

5.85% notes (US$500 million), due 2037	494	583

6.25% notes (US$600 million), due 2038	590	699

Gross debt	4,897	4,560

Prepaid financing costs	(35)	–

Long-term debt	4,862	4,560

1
Rate reflects the weighted average interest rate of instruments outstanding at December 31, 2007. Rate is floating rate-based and varies with changes in short-term market interest rates.
2
The amount outstanding at December 31 has been classified as long-term debt since the Company has the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities.
3
Interest on debentures and notes is payable semi-annually except for interest on the 6.625% notes (UK£250 million) which is payable annually and the 6.68% notes (US$100 million), which is payable quarterly.
4
Repayable in three US$10 million annual instalments ending in 2010.
5
The currency and interest rate on C$350 million of this debenture has been swapped to a US$304 million note bearing interest at 5.054%. See note 12 to the Consolidated Financial Statements.
6
The interest rate on US$300 million of this debenture has been swapped to a floating rate obligation bearing interest at three-month LIBOR plus 0.433% (5.3018% at December 31, 2007). See note 12 to the Consolidated Financial Statements.

Talisman Energy 2007 Annual Financial Report 19

Bank Credit Facilities

At December 31, 2007, Talisman had unsecured credit facilities totaling $2,748 million, consisting of facilities of $2,125 million (Facility No. 1), $75 million (Facility No. 2), $200 million (Facility No. 3), $150 million (Facility No. 4) and $198 million (US$200 million) (Facility No. 5). The maturity dates are for Facility No. 1 June 30, 2012 and September 30, 2012 for Facilities 2, 3, 4 and 5, although these dates may be extended from time to time upon agreement between the Company and the respective lenders. Prior to the maturity date, the Company may borrow, repay and reborrow at its discretion except for Facility No. 5. The term date of Facility No. 5 is September 30, 2009. Until the term date, the Company may borrow, repay and reborrow at its discretion; this date can also be extended from time to time upon agreement between the Company and the lender. All facilities must be repaid on their maturity dates. In 2007, Talisman increased its available credit facilities by $760 million.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans or LIBOR-based loans. In addition, drawings to a total of $1,062 million are available in the form of letters of credit. Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans. Borrowings under Facility No. 3 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans, LIBOR-based loans and letters of credit. Borrowings under Facility No. 4 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans and LIBOR-based loans. Borrowings under Facility No. 5 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans. See note 13 for a summary of letters of credit.

Acquisition Credit Facility

In connection with the funding of the acquisition of Paladin, the Company arranged a $2,605 million (UK£1,300 million), unsecured non-revolving acquisition credit facility maturing in October 2006. During 2006 the balance was repaid and the facility was cancelled.

Paladin Credit Facility

During 2006, borrowings under the Paladin US$600 million senior credit facility were repaid and the facility was cancelled.

Tangguh Project Financing

In connection with the acquisition of the participating interest in the Tangguh LNG Project described in note 4, the Company became a participant in a series of project financing facilities, the Company's share of which is up to US$107 million. Approximately $67 million was outstanding under these facilities at December 31, 2007. Draws under these facilities bear interest at LIBOR plus 0.19% through to LIBOR plus 0.33% per annum (approximately 5% at December 31, 2007) and will mature in 2021.

Repayment Schedule

The Company's contractual minimum repayments of gross long-term debt are as follows:

Year

2008[1]	109

2009	184

2010	10

2011	350

2012	1,806

Subsequent to 2012	2,438

Total	4,897

1
The portion of long-term debt payable in 2008 has been classified as long-term debt since the Company has the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities.

10.  Other Long-Term Obligations

December 31	2007	2006

Accrued pension and other post-employment benefits liability[1] (note 19)	51	40

Mark-to-market liability for stock-based compensation (note 11)	–	42

Commodity price derivative contracts (note 12)	52	(3)

Discounted obligations under capital leases[2]	28	37

Other	9	39

Total	140	155

1
$nil (2006 – $3 million) has been reclassified to liabilities of discontinued operations.
2
During 2005, the Company entered into a leasing arrangement for the modification, refitting and use of a Floating Production, Storage and Offloading vessel (FPSO) for use at the South Angsi development in Malaysia. An element of the leasing arrangement has been defined by the Company as a capital lease. The future minimum lease payments are US$5 million for each of the next five years and US$18 million for the remainder of the lease. The imputed rate of interest on the lease is 6% and the lease expires in 2016. Of the total discounted liability of $33 million (2006 – $43 million), $5 million (2006 – $6 million) is included in accounts payable and accrued liabilities.

20 Talisman Energy 2007 Annual Financial Report

11.  Share Capital

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares. No preferred shares have been issued.

	2007		2006		2005
Continuity of common shares	Shares	Amount	Shares	Amount	Shares	Amount

Balance, beginning of year	1,063,928,405	2,533	1,098,783,945	2,609	1,125,555,870	2,666

Issued on exercise of options	655,950	14	438,860	8	495,375	8

Purchased during the year	(45,994,100)	(110)	(35,294,400)	(84)	(27,267,300)	(65)

Balance, end of year	1,018,590,255	2,437	1,063,928,405	2,533	1,098,783,945	2,609

During the year ended December 31, 2007, Talisman repurchased 45,994,100 common shares of the Company pursuant to a Normal Course Issuer Bid (NCIB) for a total of $951 million (2006 – 35,294,400 for $659 million; 2005 – 27,267,300 for $355 million). The cost to repurchase common shares in excess of their average book value has been charged to retained earnings ($838 million) and contributed surplus ($3 million).

In March 2007, the Company renewed its NCIB with the Toronto Stock Exchange. Pursuant to the NCIB, the Company may repurchase up to 104,732,244 of its common shares (representing 10% of the public float outstanding at the time the NCIB was renewed) during the 12-month period commencing March 28, 2007 and ending March 27, 2008. Of the total shares purchased year-to-date, 30,480,700 common shares were purchased under the March 2007 NCIB and the remaining 15,513,400 common shares were purchased under the Company's previous NCIB.

Subsequent to December 31, 2007, 27,350 stock options were exercised for shares, resulting in 1,018,617,605 common shares outstanding as at February 27, 2008.

a)  Stock Option Plans

Talisman has stock option plans that grant options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option. Options granted under the plans prior to 2006 are generally exercisable after three years and expire 10 years after the grant date. Commencing in 2006, options granted to new employees vest evenly on an annual basis over a three-year period. Option exercise prices approximate the market price for the common shares on the date the options are granted.

	2007		2006		2005
Continuity of stock options	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)

Outstanding at January 1	63,921,148	10.79	64,485,717	8.71	62,365,125	6.53

Granted	12,812,895	20.21	10,496,690	19.67	17,763,390	14.05

Exercised for common shares	(655,950)	6.94	(438,860)	6.55	(495,375)	5.52

Exercised for cash payment	(11,402,848)	7.45	(9,439,024)	6.12	(14,496,327)	5.89

Forfeited	(1,096,333)	17.56	(1,183,375)	15.04	(651,096)	10.29

Outstanding at December 31	63,578,912	13.21	63,921,148	10.79	64,485,717	8.71

Exercisable at December 31	29,722,984	8.32	27,606,033	6.45	17,621,862	5.79

Options available for future grants pursuant to the Company's Stock Option Plans	47,187,653		47,501,367		47,375,658

Talisman Energy 2007 Annual Financial Report 21

The range of exercise prices of the Company's outstanding stock options is as follows:

	Outstanding Options			Exercisable Options
December 31, 2007 Range of exercise prices ($)	Number of options	Weighted average exercise price ($)	Weighted average years to expiry	Number of options	Weighted average exercise price ($)

2.86 – 3.99	1,284,795	3.11	1	1,284,795	3.11

4.00 – 5.99	1,452,005	4.33	2	1,452,005	4.33

6.00 – 8.99	22,907,537	7.28	5	22,907,537	7.28

9.00 – 11.99	250,800	9.94	7	203,475	9.73

12.00 – 14.99	15,370,410	14.01	7	1,532,820	14.02

15.00 – 17.99	94,500	15.41	7	750	15.41

18.00 – 20.70	22,218,865	19.96	9	2,341,602	19.98

2.86 – 20.70	63,578,912	13.21	7	29,722,984	8.32

The mark-to-market liability for the stock option plans as at December 31, 2007 was $361 million (2006 – $542 million).

Subsequent to December 31, 2007, 491,951 options were exercised for cash, 27,350 options were exercised for shares, 54,770 options were granted and 57,210 were cancelled, with 63,057,171 options outstanding at February 27, 2008.

b)  Cash Unit Plan

In addition to the Company's stock option plans, Talisman's subsidiaries issue stock appreciation rights under the cash unit plan. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying shares of the Company. Units granted under the cash unit plan are generally exercisable after three years and expire 10 years after the grant date.

	2007		2006		2005
Continuity of cash units	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)

Outstanding at January 1	8,352,328	12.68	7,351,065	9.90	4,579,920	7.11

Granted	2,762,980	20.16	2,107,215	19.67	2,991,930	14.07

Exercised	(943,220)	7.56	(1,006,652)	6.61	(29,700)	6.60

Forfeited	(201,595)	17.53	(99,300)	16.44	(191,085)	9.21

Outstanding at December 31	9,970,493	15.14	8,352,328	12.68	7,351,065	9.90

Exercisable at December 31	2,605,153	7.67	2,411,293	6.93	–	–

The range of exercise prices of the Company's cash units is as follows:

	Outstanding Units			Exercisable Units
December 31, 2007 Range of exercise prices ($)	Number of units	Weighted average exercise price ($)	Weighted average years to expiry	Number of units	Weighted average exercise price ($)

6.60 – 8.99	2,474,973	7.22	6	2,474,973	7.22

9.00 – 11.99	22,725	10.29	7	11,475	9.76

12.00 – 14.99	2,727,350	14.02	7	63,500	14.02

15.00 – 17.99	121,370	17.24	9	4,505	17.41

18.00 – 20.41	4,624,075	20.01	9	50,700	19.95

6.60 – 20.41	9,970,493	15.14	8	2,605,153	7.67

The mark-to-market liability for the cash unit plans as at December 31, 2007 was $40 million (2006 – $54 million).

Subsequent to December 31, 2007, 128,733 cash units were exercised, 21,860 cash units were granted and 14,605 were cancelled, with 9,849,015 cash units outstanding at February 27, 2008.

c)  Deferred Share Units

Talisman also issues deferred share units to directors in lieu of cash compensation. Each deferred share unit (DSU) represents the right to receive a cash payment on retirement equal to the market value of the Company's shares at the time of surrender. Dividends are credited as additional DSUs when paid. As at December 31, 2007, there were 244,000 (2006 – 261,637) units outstanding. The mark-to-market liability of $4 million (2006 – $5 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. Expense related to the DSUs is recognized in general and administrative expense on the Consolidated Statements of Income.

22 Talisman Energy 2007 Annual Financial Report

d)  Restricted Share Units

Talisman has a restricted share unit (RSU) plan that grants RSUs to eligible employees. All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the stock. Typically, RSUs granted under the plan are paid three years after the grant date. As at December 31, 2007, there were 83,793 (2006 – nil) units outstanding (including dividend equivalent RSUs) and the mark-to-market liability was $0.2 million (2006 – $nil). Expense related to the RSUs is recognized in general and administrative expense on the Consolidated Statements of Income.

e)  Stock-Based Compensation

For the year ended December 31, 2007, the Company recorded a stock-based compensation recovery of $15 million (2006 – $51 million expense; 2005 – $633 million expense) relating to its stock option, cash unit and restricted share unit plans. The Company paid cash of $168 million (2006 – $159 million; 2005 – $153 million) to employees in settlement of fully accrued option liabilities for options exercised. In addition, the Company recovered capitalized stock-based compensation expense of $3 million in 2007 (2006 – $3 million; 2005 – $15 million).

Of the combined mark-to-market liability for the stock option, cash unit, deferred share unit and restricted share unit plans of $405 million (2006 – $596 million), $405 million (2006 – $554 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

12.  Financial Instruments

Carrying Value and Estimated Fair Value of Financial Instruments

	2007			2006
Asset (liability) at December 31	Carrying Value	Fair Value	Unrecognized gain/(loss)	Carrying Value	Fair Value	Unrecognized gain/(loss)

Gross long-term debt	(4,897)	(4,876)	(21)	(4,560)	(4,436)	124

Discounted obligations under capital leases	(33)	(33)	–	(38)	(38)	–

Cross currency and interest rate swaps	54	41	(13)	–	(14)	(14)

Natural gas derivatives	(65)	(65)	–	–	55	55

Crude oil derivatives	(20)	(20)	–	(39)	10	49

Borrowings under bank credit facilities are for short terms and are market rate based; thus, carrying value approximates fair value. The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield at December 31 for instruments having the same term and risk characteristics. Discounted obligations under capital leases are valued using the discounted minimum payments method. Fair values for cross currency and interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at December 31. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity and foreign exchange derivatives are based on option pricing models using forward pricing curves and implied volatility as at December 31, as appropriate.

The fair values of other financial instruments, including cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate their carrying values.

Commodity Price Derivative Contracts

A portion of the Company's outstanding commodity price derivative contracts at December 31, 2007 have been designated as hedges of the Company's anticipated future commodity sales. For new commodity price derivative contracts entered into since January 1, 2007, the Company has elected not to designate these as cash flow hedges and consequently these derivatives have been classified as held-for-trading.

At December 31, 2007, $33 million was included in accounts payable and accrued liabilities and $52 million in other long-term obligations related to the fair value of commodity price derivative contracts. During the year ended December 31, 2007, the ineffective portion of derivatives designated as cash flow hedges that was recognized in net income was $nil. During the year ended December, 31, 2007, the Company also recorded unrealized losses of $65 million and realized gains of $21 million on its held-for-trading commodity price derivative contracts.

During the first quarter of 2007, the Company settled a portion of its 2007 WTI costless collar covering a notional volume of 10,000 bbls/d for a gain of $40 million. The gain on settlement was realized as a hedging gain in the year, the term of the original hedge.

The Company had the following commodity price derivative contracts outstanding at December 31, 2007:

Commodity Contracts Designated as Hedges

Fixed price swaps	Hedge type	Term	bbls/d	$/bbl	Fair value

Dated Brent oil index	Cash flow	2008 Jan-Jun	2,473	59.63	(15)

Dated Brent oil index	Cash flow	2008 Jul-Dec	815	60.00	(5)

Talisman Energy 2007 Annual Financial Report 23

Commodity Contracts Not Designated as Hedges

Fixed price swaps	Financial instrument classification	Term	mcf/d	C$/mcf	Fair value

ICE index	Held-for-trading	2008 Jul – Sep	24,390	6.29	(7)

ICE index	Held-for-trading	2008/09 Oct – Mar	23,452	8.73	(14)

ICE index	Held-for-trading	2009 Apr – Sep	23,452	6.64	(13)

ICE index	Held-for-trading	2009/10 Oct – Mar	20,638	8.43	(11)

ICE index	Held-for-trading	2010 Apr – Sep	20,638	6.93	(8)

ICE index	Held-for-trading	2010/11 Oct – Mar	17,824	8.14	(9)

ICE index	Held-for-trading	2011 Apr – Jun	16,886	7.43	(3)

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are not intended to be settled for net cash payment. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract.

Interest Rate and Foreign Exchange Derivative Contracts

The Company has fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These contracts have been designated as a hedge of the fair value of a portion (US$300 million) of the total US$375 million notes due May 2015. The Company also has cross currency interest rate swap contracts, that effectively swap the 4.44% C$350 million medium term notes into US$304 million at an interest rate of 5.054%. The ineffectiveness recorded in net income was $nil and the unrecognized loss of $13 million was recorded in other comprehensive income for the year ended December 31. At December 31, 2007, $1 million was recorded in accounts receivable and $40 million in other assets related to the interest rate and foreign exchange derivative contracts.

Foreign Exchange Risk and Net Investment Hedges

The Company's operations in Canada, the UK and Norway are self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in C$, UK£ and NOK, respectively. Currently, the Company's foreign exchange translation exposure principally relates to US$ denominated UK, Norwegian and Canadian oil sales. The Eurobond debt denominated in UK£ and the Company's C$ debt are designated as hedges of the Company's net investments in the UK and Canadian self-sustaining operations, respectively. As such, the unrealized foreign exchange gains and losses resulting from the translation of this debt are recorded in other comprehensive income.

Other Held-for-Trading Financial Instruments

On January 2, 2007, the Company acquired 8.2 million units of Canadian Oil Sands Trust on the disposition of its indirect interest in Syncrude Canada. During the third quarter of 2007, these were sold for approximately $262 million, crystallizing a gain of $19 million, net of tax.

Interest Rate Risk

Drawings under the Company's bank credit facilities are at floating interest rates and expose the Company to interest rate risk. The Company is also exposed to interest rate risk on maturity and refinancing of its fixed rate debt.

Credit Risk

A significant portion of the Company's accounts receivable is due from entities in the oil and gas industry. Concentration of credit risk is mitigated by having a broad domestic and international customer base, which includes a significant number of companies engaged in joint operations with Talisman. The Company routinely assesses the financial strength of its joint participants and customers, including parties involved in marketing or other commodity arrangements. At December 31, 2007, the Company's largest credit exposure to a single party was approximately $158 million.

The Company is exposed to credit risk associated with possible non-performance by derivative instrument counterparties. The Company actively limits the total exposure to individual counterparties.

13.  Contingencies and Commitments

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not expected to have a material impact on the Company's financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others, under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. The

24 Talisman Energy 2007 Annual Financial Report

plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification and its refusal to consider the plaintiffs' proposed third amended complaint. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

Estimated Future Minimum Commitments1

	2008	2009	2010	2011	2012	Subsequent to 2012	Total

Office leases	33	31	34	33	31	75	237

Ocean-going vessel leases[2]	150	133	93	53	46	48	523

Transportation and processing commitments[3]	152	142	130	127	120	401	1,072

Minimum work commitments	301	139	20	–	–	–	460

Abandonment obligations	45	45	58	49	40	4,290	4,527

Other service contracts[4]	861	1,613	441	179	103	45	3,242

Total	1,542	2,103	776	441	340	4,859	10,061

1
Future minimum payments denominated in foreign currencies have been translated into C$ based on the December 31, 2007 exchange rate.
2
Includes the future minimum lease payments of assets under capital lease.
3
Certain of the Company's transportation commitments are tied to firm gas sales contracts.
4
Other service contracts consist primarily of drilling rig commitments to meet a portion of the Company's future drilling requirements.

Talisman's estimated total undiscounted future ARO at December 31, 2007 was $4.5 billion (2006 – $4.6 billion), approximately 58% of which is denominated in UK£. At December 31, 2007, Talisman had accrued $2,025 million (2006 – $1,879 million) of this liability. The Company has provided letters of credit, effective January 1, 2008 in an amount of $1,025 million, of which the majority were provided as security for the costs of future dismantlement, site restoration and abandonment obligations in the UK ($759 million). The remaining outstanding letters of credit primarily relate to a retirement compensation arrangement, guarantees of minimum work commitments and abandonment obligations in other areas. In addition, the Company has issued guarantees as security for certain minimum work, future dismantlement, site restoration and abandonment obligations in lieu of letters of credit.

Talisman leases certain of its ocean-going vessels and corporate offices, all of which, with the exception of the leasing arrangement described in note 10 to the Consolidated Financial Statements, are accounted for as operating leases. In addition to the minimum lease payments, Talisman has ongoing operating commitments associated with the vessels.

The majority of Talisman's Corridor natural gas production in Indonesia is currently sold to Caltex under long-term sales agreements, with the majority of the natural gas sales exchanged for crude oil on an energy equivalent basis. Sales to Singapore from Corridor are also under long-term sales agreements referenced to the spot price of fuel oil in Singapore. Sales from Corridor to West Java are under long-term contract at a price of US$1.91/mcf, with no associated transportation costs. The Company anticipates having sufficient production to meet all future delivery commitments related to Corridor.

In conjunction with the PM-3 CAA development project, the Company entered into a long-term firm supply contract for approximately 100 mmcf/d, at prices referenced to the Singapore fuel oil spot market. The Company is subject to volume delivery requirements in relation to the long-term sales contract in Malaysia. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount on the quantities that were not delivered in the prior year. An accrual of $3 million has been made in 2007 related to undelivered volumes. The Company currently expects to be able to meet delivery requirements once the Northern Fields development has been fully commissioned. Commissioning is expected to start mid-2008.

Talisman has firm commitments for gathering, processing and transportation services that require the Company to pay tariffs to third parties for processing or shipment of certain minimum quantities of crude oil and liquids and natural gas. The Company anticipates having sufficient production to meet these commitments.

Natural Gas (North America)

The Company has entered into sales contracts for a portion of its future North American natural gas production. The following are the average volumes under contract and the weighted average contract price in each of the years shown. The Company has sufficient future production to meet these fixed price sales contracts as the volumes represent less than 1% of the anticipated future North American production.

Fixed price sales	2008	2009	2010	2011	2012

Volumes (mcf/d)	12,800	3,552	3,552	3,552	–

Weighted average price ($/mcf)	3.96	2.96	3.04	3.14	–

Talisman Energy 2007 Annual Financial Report 25

14.  Other Revenue

Years ended December 31	2007	2006	2005

Pipeline and custom treating tariffs[1]	115	95	86

Investment income	21	13	14

Marketing income	12	3	10

	148	111	110

1
$66 million (2006 – $63 million; 2005 – $55 million) has been reclassified to income from discontinued operations.

15.  Other Expenses, Net

Years ended December 31	2007	2006	2005

Net gain on asset disposals	(12)	(106)	(3)

Foreign exchange loss (gain)	53	24	(7)

Property impairments	9	–	31

Wind farm	5	22	–

Miscellaneous interest	20	21	6

Other	(34)	10	12

	41	(29)	39

16.  Taxes

Income Taxes

The current and future income taxes related to continuing operations for each of the three years ended December 31 are as follows:

	2007	2006	2005

Current income taxes

North America	105	31	95

UK	73	86	224

Scandinavia	189	215	236

Southeast Asia	294	333	291

Other	121	105	114

	782	770	960

Future income taxes (recovery)

North America	(251)	(141)	75

UK	305	685	124

Scandinavia	(109)	(16)	(72)

Southeast Asia	(28)	(5)	(34)

Other	16	(25)	(22)

	(67)	498	71

Total[1]	715	1,268	1,031

1
$246 million (2006 – $269 million; 2005 – $203 million) has been reclassified to income of discontinued operations.

The components of the net future tax liability related to continuing operations at December 31 are as follows:

	2007	2006

Future tax liabilities

Property, plant and equipment	4,969	5,145

Other	258	223

	5,227	5,368

Future tax assets

Asset retirement obligations	959	899

Other	154	128

	1,113	1,027

Net future tax liability[1]	4,114	4,341

1
$23 million (2006 – $109 million) has been reclassified to liabilities of discontinued operations.

26 Talisman Energy 2007 Annual Financial Report

The net future tax liability is presented in the balance sheet as follows:

Years ended December 31	2007	2006

Balance sheet

Future tax liabilities	4,147	4,361

Future tax assets (note 6)	(33)	(20)

	4,114	4,341

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 25.35% for the year ended December 31, 2007 (2006 – 29.37%; 2005 – 34.13%) to income from continuing operations as follows:

Years ended December 31	2007	2006	2005

Income taxes calculated at the Canadian statutory rate	511	860	831

Increase (decrease) in income taxes resulting from:

Non-deductible royalties, mineral taxes and expenses	–	17	84

Resource allowances	–	(14)	(63)

Change in statutory tax rates	(183)	113	–

Non-taxable expense (income)	89	(26)	19

Deductible PRT expense	(65)	(82)	(27)

Higher foreign tax rates	393	422	157

Provincial rebates and credits	–	(1)	(7)

Federal tax on large corporations	–	–	9

Other	(30)	(21)	28

Income taxes	715	1,268	1,031

Petroleum Revenue Tax (PRT)

PRT expense relates primarily to the UK and is comprised of current tax expense of $262 million (2006 – $256 million; 2005 – $147 million) and future tax recovery of $6 million (2006 – expense of $34 million; 2005 – expense of $37 million). The measurement of PRT expense and the related provision in the Consolidated Financial Statements is subject to uncertainty associated with future recovery of oil and gas reserves, commodity prices and the timing of future events, which could result in material changes to deferred amounts.

17.  Supplemental Cash Flow Information

Years ended December 31	2007	2006	2005

Items not involving cash

Depreciation, depletion and amortization	2,316	1,926	1,595

Property impairments	9	–	31

Dry hole	684	296	241

Net gain on asset disposals	(12)	(106)	(3)

Stock-based (recovery) compensation	(183)	(108)	480

Future taxes and deferred PRT (recovery)	(73)	532	108

Unrealized losses on held-for-trading financial instruments	65	–	–

Other	55	17	29

	2,861	2,557	2,481

Cash interest paid (net of capitalized interest)	232	184	171

Cash income taxes paid	997	1,173	757

Talisman Energy 2007 Annual Financial Report 27

Changes in operating non-cash working capital consisted of the following:

Years ended December 31	2007	2006	2005

Accounts receivable	(91)	197	(175)

Inventories	77	(182)	(64)

Prepaid expenses	13	(9)	(2)

Asset retirement obligations expenditures[1]	(46)	(50)	(32)

Accounts payable and accrued liabilities	(186)	(93)	254

Income and other taxes payable	(24)	(237)	218

Net source (use) of cash	(257)	(374)	199

1
$31 million of the asset retirement expenditures in 2007 were to settle liabilities that were recorded in accounts payable and accrued liabilities at December 31, 2006.

18.  Weighted Average Shares Outstanding - Basic and Diluted

(millions)	2007	2006	2005

Weighted average number of common shares outstanding – basic	1,032	1,092	1,104

Dilution effect of stock options	24	30	27

Weighted average number of common shares outstanding – diluted	1,056	1,122	1,131

Outstanding stock options are the only instruments that are currently dilutive to net income per share. For 2007, 10,859,778 stock options that were antidilutive have been excluded from the computation of diluted net income per share (2006 – 2,548,433; 2005 – 5,389,872).

19.  Employee Benefits

The Company sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees. Defined benefit pension plans are based on years of service and final average salary. The defined pension benefits in the UK and Norway, which account for 46% of the accrued benefit obligation as at December 31, 2007, will increase at the rate of inflation. Although the Company has no commitment to provide for increases related to inflation on the remainder of its defined benefit pension plans, the benefits have increased annually by one-half of the rate of inflation.

The Company uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The Company uses a December 31 measurement date for the majority of its defined benefit pension plans. The most recent actuarial valuation of the benefit plans for funding purposes was as of December 31, 2006, with the next valuation as of December 31, 2007. The following significant actuarial assumptions were employed to determine the periodic pension expense and the accrued benefit obligations:

	2007	2006	2005

Accrued benefit obligation

Discount rate (%)	5.5	5.1	4.9

Rate of compensation increase (%)	4.8	4.5	4.3

Benefit expense

Discount rate (%)	5.0	4.9	5.6

Expected long-term rate of return on plan assets (%)	6.8	6.8	7.0

Assumed health care cost trend rates

Initial health care cost trend rate (%)	10.0	10.0	10.0

Health care cost trend rate declines to (%)	5.0	5.0	5.0

Year that the cost trend rate reaches final rate	2018	2018	2018

28 Talisman Energy 2007 Annual Financial Report

The Company's net benefit plan expense is as follows:

	2007	2006	2005

Current service cost – defined benefit	21	12	10

Current service cost – defined contribution	11	11	8

Interest cost	12	10	10

Actual return on plan assets	(7)	(22)	(16)

Actuarial losses on accrued benefit obligation	2	24	19

Other	(3)	2	–

Costs arising during the year	36	37	31

Differences between costs arising during the year and net benefit plan expense

Actual return on plan assets	(7)	19	4

Actuarial (gain) loss	2	(31)	(14)

Prior service benefit	(3)	–	–

Amortization of net transitional asset	(1)	–	(2)

Net benefit plan expense	27	25	19

The net benefit plan expense for the year is determined by using actuarial assumptions, including expected return on plan assets, and includes the amortization of net actuarial losses and net transitional assets and obligations as described in note 1(j).

Information about the Company's defined pension benefit plans is as follows:

	2007		2006
	Pension plans grouped by funded status		Pension plans grouped by funded status
	Surplus	Deficit	Surplus	Deficit

Accrued benefit obligation

Accrued benefit obligation, beginning of year	67	180	67	125

Current service cost	1	20	1	11

Interest cost	3	9	3	7

Actuarial losses (gains)	(1)	3	(1)	25

Plan participants' contributions	–	1	–	1

Benefits paid	(4)	(3)	(3)	(2)

Foreign currency translation	–	(16)	–	11

Other	–	2	–	2

Accrued benefit obligation, end of year	66	196	67	180

Plan assets

Fair value of plan assets, beginning of year	111	100	111	71

Actual return on plan assets	–	7	15	7

Employer contributions	–	18	–	12

Plan participants' contributions	–	1	–	1

Surplus applied to defined contribution plan	(11)	–	(11)	–

Benefits paid	(4)	(3)	(3)	(2)

Expenses	–	–	(1)	–

Foreign currency translation	–	(13)	–	10

Other	–	(1)	–	–

Fair value of plan assets, end of year	96	109	111	99

Funded status – surplus (deficit)[2]	30	(87)	44	(81)

Unamortized net actuarial losses	15	38	11	43

Unamortized prior service cost	–	6	–	4

Unamortized net transitional (asset) obligation	(3)	2	(5)	3

Net accrued benefit asset (liability)[1]	42	(41)	50	(31)

1
The net accrued benefit asset and net accrued benefit liability are included in other assets and other long-term obligations, respectively, on the Consolidated Balance Sheets.
2
The funding deficit on the Retirement Compensation Arrangement is secured by letters of credit.
3
$3 million of the 2006 net accrued benefit liability of pension plans with a funding deficit has been reclassified to discontinued operations.

Talisman Energy 2007 Annual Financial Report 29

At December 31, 2007, the accrued benefit obligation for other post-retirement benefit plans was $10 million (2006 – $9 million; 2005 – $13 million). The other post-retirement benefit plans provide medical, dental and life benefits for active and retired employees. The effect of a one-percentage point change in the assumed health care cost trend rates on accrued benefit obligations and benefit costs would be immaterial.

The composition of the plan assets as a percentage of fair value is as follows:

	2007	2006	2005

Equity securities (%)	71	79	76

Fixed income (%)	27	20	24

Cash (%)	2	1	–

	100	100	100

The approximate target allocation percentage for the Canadian employee and executive plans that account for 50% of total plan assets is 70% equities and 30% bonds. Plan assets do not include any common shares of Talisman.

The projected future benefit payments are as follows:

2008	2009	2010	2011	2012	Thereafter

8	9	9	10	11	75

20.  Segmented Information

Talisman's activities are conducted in five geographic segments: North America, UK, Scandinavia, Southeast Asia, and Other. North America includes operations in Canada and the US. The UK segment includes operations in the UK and the Netherlands. Scandinavia includes operations in Norway and Denmark. The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia. The Other segment includes operations in Algeria, Tunisia, Trinidad and Tobago as well as other international areas. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

In 2006, Talisman redefined its reporting segments to those described above. In 2005, the UK and Scandinavia were reported in aggregate as the North Sea, Alaska was included in the Other reporting segment and excluded from the North America segment, and operations in North Africa (Algeria, Tunisia) and Trinidad and Tobago were reported as separate segments. All prior periods have been restated to conform to the current presentation.

30 Talisman Energy 2007 Annual Financial Report

	North America[1]			UK2			Scandinavia[3]
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Revenue

Gross sales	2,975	3,021	3,536	2,677	2,416	2,163	903	890	614

Hedging	110	86	(78)	(6)	(20)	1	–	–	–

Royalties	544	551	690	4	5	10	4	4	–

Net sales	2,541	2,556	2,768	2,667	2,391	2,154	899	886	614

Other	105	74	72	18	24	37	23	11	–

Total revenue	2,646	2,630	2,840	2,685	2,415	2,191	922	897	614

Segmented expenses

Operating expenses	522	463	389	876	631	570	289	259	180

Transportation	65	73	75	55	54	43	35	27	15

DD&A	1,053	946	815	613	439	396	341	248	157

Dry hole	376	135	122	109	26	38	83	11	15

Exploration	148	168	143	40	25	29	34	30	24

Other	(48)	(108)	(14)	27	33	54	(4)	–	–

Total segmented expenses	2,116	1,677	1,530	1,720	1,208	1,130	778	575	391

Segmented income before taxes	530	953	1,310	965	1,207	1,061	144	322	223

Non-segmented expenses

General and administrative	–	–	–	–	–	–	–	–	–

Interest on long-term debt	–	–	–	–	–	–	–	–	–

Stock-based compensation	–	–	–	–	–	–	–	–	–

Currency translation	–	–	–	–	–	–	–	–	–

Loss on held-for-trading financial instruments	–	–	–	–	–	–	–	–	–

Total non-segmented expenses	–	–	–	–	–	–	–	–	–

Income from continuing operations before taxes	–	–	–	–	–	–	–	–	–

Capital expenditures

Exploration	851	1,080	707	246	138	129	148	102	36

Development	836	1,102	757	990	1,040	741	465	230	109

Midstream	133	174	72	–	–	–	–	–	–

Exploration and development	1,820	2,356	1,536	1,236	1,178	870	613	332	145

Property acquisitions	–	–	–	–	–	–	–	–	–

Proceeds on dispositions	–	–	–	–	–	–	–	–	–

Other non-segmented	–	–	–	–	–	–	–	–	–

Net capital expenditures[6]	–	–	–	–	–	–	–	–	–

Property, plant and equipment	7,914	7,571	6,339	5,650	6,104	4,112	1,773	1,558	1,407

Goodwill	249	249	249	386	449	394	676	697	643

Other	1,153	723	612	408	432	359	199	139	169

Discontinued operations	–	599	818	59	346	698	–	–	–

Segmented assets	9,316	9,142	8,018	6,503	7,331	5,563	2,648	2,394	2,219

Non-segmented assets	–	–	–	–	–	–	–	–	–

Total assets	–	–	–	–	–	–	–	–	–

1	North America	2007	2006	2005	2	UK	2007	2006	2005	3	Scandinavia	2007	2006	2005

	Canada	2,436	2,377	2,494		UK	2,612	2,342	2,135		Norway	845	819	604
	US	210	253	346		Netherlands	73	73	56		Denmark	77	78	10

	Total revenue	2,646	2,630	2,840		Total revenue	2,685	2,415	2,191		Total revenue	922	897	614

	Canada	7,524	7,124	5,836		UK	5,592	6,054	4,067		Norway	1,595	1,321	1,149
	US	390	447	503		Netherlands	58	50	45		Denmark	178	237	256

	Property, plant and equipment	7,914	7,571	6,339		Property, plant and equipment	5,650	6,104	4,112		Property, plant and equipment	1,773	1,558	1,407

Talisman Energy 2007 Annual Financial Report 31

	Southeast Asia[4]			Other[5]			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Revenue

Gross sales	2,096	2,125	1,527	614	539	578	9,265	8,991	8,418

Hedging	–	–	–	–	–	–	104	66	(77)

Royalties	843	797	553	203	165	170	1,598	1,522	1,423

Net sales	1,253	1,328	974	411	374	408	7,771	7,535	6,918

Other	2	2	1	–	–	–	148	111	110

Total revenue	1,255	1,330	975	411	374	408	7,919	7,646	7,028

Segmented expenses

Operating expenses	169	161	87	39	36	35	1,895	1,550	1,261

Transportation	47	46	43	8	7	9	210	207	185

DD&A	248	224	144	61	69	83	2,316	1,926	1,595

Dry hole	48	15	11	68	109	55	684	296	241

Exploration	22	22	40	74	73	39	318	318	275

Other	6	9	1	7	12	5	(12)	(54)	46

Total segmented expenses	540	477	326	257	306	226	5,411	4,243	3,603

Segmented income before taxes	715	853	649	154	68	182	2,508	3,403	3,425

Non-segmented expenses

General and administrative	–	–	–	–	–	–	223	233	201

Interest on long-term debt	–	–	–	–	–	–	205	166	163

Stock-based compensation	–	–	–	–	–	–	(15)	51	633

Currency translation	–	–	–	–	–	–	53	25	(7)

Loss on held-for-trading financial instruments	–	–	–	–	–	–	25	–	–

Total non-segmented expenses	–	–	–	–	–	–	491	475	990

Income from continuing operations before taxes	–	–	–	–	–	–	2,017	2,928	2,435

Capital expenditures

Exploration	172	72	74	144	161	138	1,561	1,553	1,084

Development	340	259	231	64	88	46	2,695	2,719	1,884

Midstream	–	–	–	–	–	–	133	174	72

Exploration and development	512	331	305	208	249	184	4,389	4,446	3,040

Property acquisitions	–	–	–	–	–	–	317	204	252

Proceeds on dispositions	–	–	–	–	–	–	(45)	(119)	(22)

Other non-segmented	–	–	–	–	–	–	41	36	28

Net capital expenditures[6]	–	–	–	–	–	–	4,702	4,567	3,298

Property, plant and equipment	1,988	1,561	1,465	438	484	482	17,763	17,278	13,805

Goodwill	104	123	123	3	4	4	1,418	1,522	1,413

Other	335	365	348	108	77	75	2,203	1,716	1,563

Discontinued operations	–	–	–	–	–	–	59	945	1,516

Segmented assets	2,427	2,049	1,936	549	565	561	21,443	21,481	18,297

Non-segmented assets	–	–	–	–	–	–	–	–	61

Total assets	–	–	–	–	–	–	21,443	21,481	18,358

4	Southeast Asia	2007	2006	2005	5	Other	2007	2006	2005	6	Excluding corporate acquisitions

	Indonesia	591	558	408		Trinidad and Tobago	158	186	194
	Malaysia	473	561	539		Algeria	220	174	212
	Vietnam	28	30	28		Tunisia	35	14	2
	Australia	163	191	–

	Total revenue	1,255	1,330	975		Total revenue	411	374	408

	Indonesia	778	417	371		Trinidad and Tobago	210	246	275
	Malaysia	884	879	818		Algeria	180	199	162
	Vietnam	162	54	23		Tunisia	14	15	15
	Australia	164	211	253		Other	34	24	30

	Property, plant and equipment	1,988	1,561	1,465		Property, plant and equipment	438	484	482

32 Talisman Energy 2007 Annual Financial Report

21.  Information Regarding United States GAAP Differences

Accounting Principles Generally Accepted in the United States

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which, in most respects, conform to accounting principles generally accepted in the United States (US GAAP). Differences between Canadian and US GAAP are identified below:

Balance Sheet Items in Accordance with US GAAP

		2007		2006
December 31 (millions of C$)	Notes	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

				(restated – see note 3)	(restated – see note 3)
Current assets		1,875	1,875	2,300	2,300

Property, plant and equipment	1-3	17,763	17,969	17,278	17,513

Other non-current assets	4,9	1,805	1,735	1,903	1,952

		21,443	21,579	21,481	21,765

Current liabilities	10	2,329	2,448	3,182	3,204

Long-term debt		4,862	4,862	4,560	4,560

Future income taxes	2,9	4,147	4,055	4,361	4,306

Other non-current liabilities	4,9,10	2,142	2,220	2,071	2,141

		13,480	13,585	14,174	14,211

Shareholders' equity

Common shares		2,437	2,437	2,533	2,533

Contributed surplus	5	64	81	67	84

Accumulated other comprehensive income	4,6,9	(189)	(219)	122	187

Retained earnings	1-6,9,10	5,651	5,695	4,585	4,750

Total liabilities and shareholders' equity		21,443	21,579	21,481	21,765

Net Income in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2007	2006	2005

			(restated - see note 3)	(restated - see note 3)
Net income from continuing operations – Canadian GAAP		1,046	1,370	1,220

Depreciation, depletion and amortization	1,2,3	(29)	(35)	(41)

Loss on derivative instruments	4	(9)	(13)	(19)

Deferred income taxes	2	34	12	(6)

Stock-based compensation	10	(103)	(37)	–

Interest on long-term debt	4	(3)	(3)	1

		(110)	(76)	(65)

Net income from continuing operations		936	1,294	1,155

Net income from discontinued operations		1,032	635	341

Net income before cumulative effect of changes in accounting principles		1,968	1,929	1,496

Cumulative effect of changes in accounting principles, net of tax	10	–	(9)	–

Net income – US GAAP		1,968	1,920	1,496

Per common share amounts US GAAP (C$)

Basic

Income from continuing operations		0.91	1.18	1.05

Income from discontinued operations		1.00	0.59	0.30

Income before cumulative effect of changes in accounting principles		1.91	1.77	1.36

Cumulative effect of changes in accounting principles, net of tax		–	(0.01)	–

Net income		1.91	1.76	1.36

Diluted

Income from continuing operations		0.89	1.15	1.02

Income from discontinued operations		0.98	0.57	0.30

Income before cumulative effect of changes in accounting principles		1.87	1.72	1.32

Cumulative effect of changes in accounting principles, net of tax		–	(0.01)	–

Net income		1.87	1.71	1.32

Talisman Energy 2007 Annual Financial Report 33

Comprehensive Income in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2007	2006	2005

Net Income – US GAAP		1,968	1,920	1,496

Foreign currency – translation of self-sustaining operations	6	947	179	40

Foreign currency – translation into reporting currency		(1,242)	208	(229)

Employee benefits, net of tax	9	(13)	–	(8)

Change in fair value of cash flow hedges, net of tax	4	(98)	92	(20)

Other Comprehensive Income (loss) – US GAAP		(406)	479	(217)

Comprehensive Income – US GAAP		1,562	2,399	1,279

Statement of Cash Flow Items in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2007	2006	2005

Operating

Cash provided by operating activities	7	3,752	4,056	4,596

Investing

Cash used in investing activities	7	(2,921)	(3,452)	(5,869)

Financing

Cash provided by (used in) financing activities	8	(393)	(656)	1,361

Effect of translation on foreign currency cash		(5)	10	19

Net increase (decrease) in cash and cash equivalents		433	(42)	107

Cash and cash equivalents, beginning of year	8	103	145	38

Cash and cash equivalents, end of year	8	536	103	145

21.1    Gains on Property Exchanges:    In 2005, the Company early adopted a new Canadian standard that eliminated a US GAAP reconciling item on a go forward basis. Under both US and Canadian GAAP, non-monetary property exchanges are recorded at fair value unless the transaction lacks commercial substance. Prior to 2005 under both US and Canadian GAAP, property exchanges were recorded at the carrying value of the assets given up unless the exchange transaction included significant cash consideration, in which case it was recorded at fair value. Previous differences in the definition of significant cash consideration under Canadian GAAP, has created differences in the carrying value of these properties and results in differences in DD&A in subsequent years.

21.2    Income Taxes and DD&A Expense:    In 2000, the Company adopted the liability method to account for income taxes. The change to the liability method has eliminated a difference between Canadian and US GAAP, however, in accordance with the recommendations of the CICA, the effect of the adoption under Canadian GAAP resulted in a charge to retained earnings, whereas, under US GAAP, the future tax costs that gave rise to the Canadian GAAP adjustment have already been reflected in property, plant and equipment. As a result of the implementation method, further differences in DD&A expense result in subsequent years. Other adjustments to the Canadian GAAP net income required under US GAAP, as disclosed in this note, have been tax effected as necessary.

21.3    Impairments:    In 2004, the Company adopted a new Canadian standard that eliminated a US GAAP reconciling item in respect to impairments on a go forward basis. Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, and effective in 2004 Canadian GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Previous impairment charges not required under Canadian GAAP have resulted in differences in DD&A expense in subsequent years.

21.4    Forward Foreign Exchange Contracts and Other Financial Instruments:    The Company has designated, for Canadian GAAP purposes, some of its derivative financial instruments as hedges, as described in note 12. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in income concurrently with the hedged transaction.

Effective January 1, 2001, for US GAAP purposes, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities. Effective with the adoption of this standard, every derivative instrument, including certain derivative instruments embedded in other contracts, is recognized on the balance sheets at fair value. The statement requires that changes in the derivative instrument's fair value be recognized currently in net income unless specific hedge accounting criteria are met.

Prior to January 1, 2004, management did not designate any derivative instruments as hedges for US GAAP purposes and, accordingly, these derivative instruments were recognized on the balance sheets at their fair value with the change in their fair value recognized in net income. Subsequent to January 1, 2004, management designated its commodity derivative financial instruments as hedges for US GAAP purposes and, accordingly, the changes in their fair value are now recognized in other comprehensive income with any ineffective portion recognized in net income. The ineffective portion was a loss of $nil in 2007 (2006 – $10 million; 2005 – $nil). In 2006, the change in the fair value of derivative financial

34 Talisman Energy 2007 Annual Financial Report

instruments increased other comprehensive income by $92 million, net of income tax of $38 million. For fair value hedges, both the financial instrument designated as the hedging item, and the portion of the underlying hedged asset or liability attributable to the hedged risk are measured at fair value. Changes in the fair value of the financial instrument designated as the hedging item and changes in the fair value of the hedged item attributable to the hedged risk are reflected in net income immediately. Effective January 1, 2007, the Company adopted the new Canadian standards that effectively harmonize with US GAAP and, consequently, no GAAP differences remain.

21.5    Appropriation of Contributed Surplus:    In 1992, concurrent with a change in control of the Company, $17 million of contributed surplus was appropriated to retained earnings to eliminate the deficit at June 30, 1992. This restatement of retained earnings is not permitted under US GAAP as the events that precipitated it did not constitute a quasi-reorganization.

21.6    Foreign Exchange Gains and Losses on Translation of Self-Sustaining Foreign Operations:    Under US GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are realized in other comprehensive income. Under Canadian GAAP, prior to 2007, such gains and losses are included as a separate component of shareholders' equity referred to as cumulative foreign currency translation. Effective January 1, 2007, the Company adopted the new Canadian standards that effectively harmonize with US GAAP and consequently no GAAP differences remain.

21.7    Cash Provided by Operating Activities Presentation:    Under US GAAP, exploration expense is treated as an operating item. It is an investing item under Canadian GAAP.

21.8    Cash and Cash Equivalents:    Under US GAAP, the movement in bank indebtedness is treated as a financing activity. Under Canadian GAAP, bank indebtedness may be treated as a component of cash and cash equivalents.

21.9    Employee Future Benefits:    In 2006, the Company adopted FASB Statement 158 for US GAAP purposes. This statement requires the recognition of the net funded status of pension and other post retirement plans on the balance sheet and recognition of changes in the funded status through comprehensive income. Deferred actuarial losses, past service costs and transitional assets are now presented on the balance sheet in accumulated other comprehensive income and charged to net income in a manner consistent with the provision of Statements 87 and 106. In order to record the difference between the funded positions of our plans and the carrying value under Canadian GAAP, other assets have decreased by $12 million (2006 – $6 million), other long-term liabilities have increased by $49 million (2006 – $47 million) and future tax liabilities have been reduced by $15 million (2006 – $16 million), with the balance of $46 million (2006 – $37 million) recorded in accumulated other comprehensive income. Also under this Statement a company is required to measure defined benefit plan assets and obligations as of the balance sheet date, this is consistent with Talisman's current practice and has not resulted in a GAAP difference.

The amounts in accumulated other comprehensive income are as follows:

	Surplus	Deficit	Total

Amounts not yet reflected in the net periodic benefit cost

Transitional asset (obligation)	3	(2)	1

Past service costs	–	(7)	(7)

Net actuarial loss	(16)	(39)	(55)

Future tax assets	3	12	15

Included in accumulated other comprehensive income	(10)	(36)	(46)

Prior to the adoption of Statement 158 in 2006, the company recognized the amount by which the accumulated benefit obligation exceeded the fair value of the plan assets as an additional minimum liability, and an intangible asset was recognized equal to the lesser of the additional minimum liability and the unrecognized past service costs, with the excess of the additional minimum liability over the unrecognized past service costs reported in comprehensive income, net of tax.

The amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit expense over the next fiscal year are as follows; net transitional asset of $1 million, net actuarial losses of $5 million and past service costs of $1 million.

21.10    Stock-Based Compensation:    Effective January 1, 2006, the Company adopted FASB Statement 123R for US GAAP purposes. All of the Company's stock-based compensation plans are classified as liability instruments. Prior to adoption of Statement 123R, there was no GAAP difference and our stock-based compensation was accounted for using the intrinsic value method, whereby obligations were accrued over the vesting period and represented the difference between the market value of the Company's common shares and the exercise price of the options. Under Statement 123R, obligations for liability-based stock compensation plans are measured at their fair value, and re-measured at fair value in each reporting date with the change in the obligation charged as stock-based compensation. Upon adoption of Statement 123R in 2006, the Company recorded a loss of $9 million, net of tax of $4 million as a cumulative effect of change in accounting principle. A description of the Company's stock-based compensation plans and additional information is available in note 11.

Talisman Energy 2007 Annual Financial Report 35

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation plans, with the following assumptions:

	2007	2006

Expected volatility	30%	30%

Risk free interest rate	3.7%	4.0%

Expected term (years)	5.0	5.4

Expected forfeiture rate	7.5%	7.5%

Expected annual dividend yield	1.0%	1.0%

The expected volatility is based on the historical volatility of our common shares over an historical period that matches the expected term of the stock-based compensation plans. The risk free rate is based on Government of Canada bond yields for terms that match the expected term of the stock-based compensation plans. The expected term is based on the experienced historical holding period for stock-based compensation instruments. Under liability accounting, the expected life used to determine fair value is reduced as options approach their expected life, such that options that are still outstanding beyond their expected life have no remaining time value and, accordingly, are recorded at their intrinsic value. The expected dividend rate takes into account historical dividend payments and our expectation for future payments.

For the year ended December 31, 2007, the total stock-based compensation expense was $88 million (2006 – $88 million; 2005 – $633 million). The stock-based compensation expense net of tax was $66 million (2006 – $58 million; 2005 – $447 million). At December 31, 2007, there was unrecognized compensation expense of $60 million (2006 – $95 million; 2005 – $nil) which is expected to be realized over a weighted average period of 2.1 years (2006 – 1.8 years). The total number of options and cash units expected to vest as at December 31, 2007 was 73.5 million, with a weighted average remaining contractual life of 6.9 years, a weighted average exercise price of $13.47 and an aggregate intrinsic value of $362 million.

Newly Issued US Accounting Standards

a)    Fair Value Measurements

In September 2006, the FASB issued Statement 157, Fair Value Measurements. This statement is intended to increase the consistency and comparability of fair value measurements and eliminate different definitions of fair value under various US standards. It establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of these recommendations is not expected to have a material impact on Talisman.

b)    Accounting for Uncertainty in Income Taxes

Effective January 1, 2007, Talisman adopted FIN 48 for purposes of accounting for its uncertain tax positions. FIN 48 requires an enterprise to recognize in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. On adopting FIN 48, the cumulative effect of the change in accounting principle was not material.

c)    Fair Value Option

In February 2007, the FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities, which provides an option to report eligible financial assets and liabilities at fair value, with changes in fair value recognized in earnings. Upon adoption, the first remeasurement to fair value would be reported as a cumulative-effect adjustment to the opening balance of retained earnings. This statement will be effective for Talisman's 2008 reporting. Talisman is currently evaluating whether to elect to report certain eligible assets and liabilities at fair value.

d)    Business Combinations

In December 2007, the FASB issued Statement 141R Business Combinations which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair value as of the acquisition date. In addition, the costs of acquisition must be recognized separately from the business combination. This statement will be effective for Talisman's 2009 reporting.

Summary US Dollar Information

Unless otherwise noted, all tabular amounts in the Consolidated Financial Statements, including accounting principles generally accepted in the US above, are reported in C$. The following information reflects summary financial information prepared in accordance with US GAAP translated from C$ to US$ at the average exchange rate prevailing in the respective year.

(millions of US$, except as noted)	2007	2006	2005

Total revenue[1]	7,403	6,744	5,804

Net income	1,840	1,694	1,235

Net income per common share (US$/share)	1.78	1.55	1.12

Average exchange rate (US$/C$)	0.9348	0.8820	0.8258

1 Total revenue excludes the results of discontinued operation. Prior periods have been restated accordingly.

36 Talisman Energy 2007 Annual Financial Report

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